EXHIBIT 21

Subsidiaries of the Registrant

Name of Subsidiaries and Names Under Which Subsidiaries Do Business	Jurisdiction of Incorporation

inTEST Limited (1)	England
inTEST Kabushiki Kaisha	Japan
inTEST PTE, Ltd.	Singapore
inTEST GmbH	Germany
Intestlogic GmbH	Germany
inTEST Silicon Valley Corporation	Delaware
Temptronic Corporation	Delaware

(1) inTEST Limited ceased operations on June 30, 2005.